[redacted]

08004342

AIKINS

RECEIVED

2008 AUG 14 P 1:57

30th Floor
Commodity
Exchange Tower
360 Main Street
Winnipeg, Manitoba
Canada R3C 4G1

T (204) 957-0050
F (204) 957-0840
E amt@aikins.com
www.aikins.com

PLEASE REPLY TO
W. Douglas Stewart

DIRECT LINE
(204) 957-4890

DIRECT E-MAIL
wds@aikins.com

DIRECT FAX
(204) 957-4212

LEGAL ASSISTANT
Cathie Lindley

DIRECT LINE
(204) 957-4836

DIRECT E-MAIL
cathiel@aikins.com

FILE NO
0800971

August 13, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

SUPPL

Attention: Paul Dudek, Office Chief, Office of International Corporate Finance

Dear Sir:

Re: San Gold Corporation (the "Company") - Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (SEC File No. 82-35109)

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended.

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

1. News releases dated July 22, 2008 and August 6, 2008.

B. Information filed by the Company with the TSX Venture Exchange

1. News releases dated July 22, 2008 and August 6, 2008.

2. Three TSX Venture Exchange Form 5Bs dated July 29, 2008 relating to the acquisition of certain properties in the Timmins, Ontario area.

C. Information which the Company has distributed to its security holders

Not applicable

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to contact the undersigned.

PROCESSED
AUG 19 2008
THOMSON REUTERS

dw 8/15

AIKINS, MACAULAY & THORVALDSON LLP
• LAW FIRM •

Yours truly,

AIKINS, MacAULAY & THORVALDSON LLP

Per:

W. DOUGLAS STEWART

WDS/cl
Encls.

San Gold
C O R P O R A T I O N

San Gold acquires additional gold properties near Timmins

July 22, 2008
Bissett, MB
www.sangoldcorp.com

Dale Ginn, CEO of San Gold Corporation (SGR: TSX-V) is pleased to report that San Gold has significantly expanded its Timmins, Ontario, gold exploration land position with the acquisition of additional properties along the prolific Procupine-Destor fault to the east, south and west of the City of Timmins. The new properties are located in Ogden, Deloro, Shaw, Matheson, Bristol and Carscallen townships.

Including the previously acquired Dalton property (See Press Release March 11, 2008), San Gold's Timmins area land holdings now total 3715Ha (hectares) consisting of 548Ha of patented claims and 3168Ha of staked claims. The new properties are covered by four agreements made with one private company and four local claim holders. A map of the Dalton and newly acquired properties are available at www.sangoldcorp.com.

San Gold can earn a 100% interest in the new claims by paying $600,000 cash, issuing 370,000 shares and incurring exploration expenditures of $1,650,000 over a three year period under option agreements.

The new properties include the Big Marsh Property that is located in Carscallen and Bristol Townships approximately 20kms west of Timmins along Highway 101. The Big Marsh property, consisting of two claim groups, is located in the West Timmins area that is being intensively explored and developed for gold production by other companies. The Big Marsh property lies across the Bristol Splay running off the main Porcupine-Destor regional fault. The gold target rocks consist of mineralized zones that have been tested by 1940's drilling and are known to contain gold values. The Big Marsh Property is also prospective for base metal deposits since the central and northeastern parts of the property contain rhyolites that are equivalent in age and composition to the Kidd Creek rhyolite.

San Gold has already commenced exploration on the Big Marsh property, consisting of 50 line kms of linecutting and 30 line kms of VFL and IP geophysical surveys.

The Deloro and Shaw Township Properties consist of the Delnor, Lynx, Bow Tie, Slade, Hunter and Odyssey claim groups. All of these properties are located immediately south of the Porcupine-Destor Fault and are located approximately 10kms southeast of Timmins. The West Ogden property is located on Highway 101 approximately 8kms west of Timmins and the Matheson property is located in Matheson Township approximately 10kms east of the Pamour minesite.

Generally, in Deloro and Shaw townships, the potential gold host rocks covered by new claims consist of metavolcanics and tuffs of Upper Deloro Group mafic to felsic rocks, including oxide to sulphide iron formations. More specifically the Deloro-Shaw township claim groups cover a variety of promising geological environments, including sulphide rich iron formations, feldspar porphyry sills, serpentinized ultramafic bodies, carbonitized shear zones, sequences of

alternating felsic and ultramafic (komatiite) bands, and zones of quartz carbonate (ankerite) and chrome mica.

San Gold is an aggressive and successful gold explorer and developing producer within the Manitoba Rice Lake greenstone belt located west of Red Lake, Ontario. San Gold has developed two mines and discovered four gold deposits within the Rice Lake belt over the past three years, most recently the high-grade, near-surface Hinge deposits.

The Company intends to systematically explore all of its Timmins area properties over the next three years utilizing contractors and geologists from the Timmins area. San Gold's Timmins area exploration is being carried out under the supervision of John Boissoneault, P.Eng., the Qualified Person for these projects under National Instrument 43-101. For further information contact Dale Ginn, CEO of San Gold Corporation, at (204) 794-5818 or investor information at 1-800-321-8564 or visit www.sangoldcorp.com.

San Gold
CORPORATION

Multiple High Grade Gold Zones Drilled at Rice Lake 30 Level

August 6, 2008
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Dale Ginn, CEO of San Gold Corporation (SGR: TSX-V) is pleased to report the results of exploration drilling from the 30th level (4500 feet depth) of the Rice Lake Gold Mine. This program was designed to extend known mineralization eastward and to test the unexplored footwall of the host gabbro mine unit. New high grade zones discovered by this program are highlighted by drill hole #07-12 which intersected 6.4 meters of 28 g/tonne in the footwall area and by drill hole #08-18, intersecting 7.2 meters of 21 g/tonne in a new eastern zone. 27 intersections were encountered giving an average length of 3.6 meters (12 ft) with an average grade of 19.3 g/tonne (0.56 oz/ton).

Results from the new holes are tabulated below:

Hole #	From (m)	To (m)	Length (m)	(ft)	Gold (g/tonne)	(oz/ton)
30-07-01	21.7	24.7	2.9	9.6	8.90	0.26
30-07-02	21.7	25.1	3.4	11.3	8.25	0.24
30-07-03	26.2	28.1	1.9	6.2	5.14	0.15
30-07-04	22.9	26.2	3.4	11.0	7.88	0.23
30-07-06	19.5	21.1	1.6	5.2	17.81	0.52
30-07-07	17.6	19.7	2.1	6.8	7.53	0.22
30-07-08	4.0	4.6	0.6	2.0	43.15	1.26
and	17.8	20.5	2.7	8.7	10.96	0.32
30-07-11	28.9	31.8	2.9	9.4	14.04	0.41
30-07-12	24.2	25.8	1.6	5.4	15.41	0.45
and	31.2	37.7	6.4	21.1	27.84	0.81
including	31.2	32.7	1.5	4.8	113.01	3.30
30-07-13	37.5	50.1	12.6	41.3	9.25	0.27
including	47.0	49.0	2.0	6.6	30.17	0.88
30-07-32	24.8	27.5	2.7	8.8	7.88	0.23
30-07-33	26.2	29.3	3.0	10.0	5.82	0.17
30-07-34	28.5	30.6	2.1	6.9	5.82	0.17
30-07-35	12.5	15.0	2.5	8.2	13.70	0.40
and	17.8	21.4	3.6	11.8	12.67	0.37
30-07-36	8.9	10.3	1.4	4.5	19.52	0.57

and	15.2	27.7	12.5	41.1	7.64	0.22
30-08-15	31.2	33.1	2.0	6.4	7.53	0.22
30-08-17	19.8	25.1	5.2	17.1	8.22	0.24
30-08-18	24.8	32.0	7.2	23.5	20.89	0.61
including	28.4	29.8	1.3	4.4	67.47	1.97
and	37.6	39.6	2.0	6.4	15.41	0.45
30-08-19	25.2	32.3	7.1	23.3	8.22	0.24

The bulk of the holes as listed above were designed to extend known mineralization from previous development on the 30th and 31st levels including the "101" vein, where drift sampling gave an average of 63.4 g/tonne over an average width of 2.0 meters (see press release dated May 22, 2007). Many of the holes listed contain multiple intersections as well as frequent additional mineralized zones requiring follow-up exploration and/or drilling. All of the above intersections are near to and accessible via current mine workings and are not a part of the current resource report (ACA Howe, 2006) and will be incorporated into an upcoming technical and resource report. The above results are a part of an important expansion program targeting potential high grade mineralization within undeveloped and open areas of the Rice Lake Mine.

Other current drill exploration programs within the mine include:

- 26 level or upper D-shaft, an undeveloped target area potentially containing veins similar to the high grade "98" vein.
- Open and undeveloped areas between the main Rice Lake orebodies and the Deep East zones.
- Phase 2 drilling on the downward extensions of the main Rice Lake orebodies.

A general section showing the location of the current drilling, development and mining areas within the Rice Lake Mine is available at the company's website www.sangoldcorp.com.

The above program was carried out under the supervision of James Harvey, Chief Mine Geologist and D. Ginn, P.Geo., the Qualified Persons for San Gold under National Instrument 43-101. Underground drill core samples are assayed on site in the company's assay lab using the fire assay method with an AA and gravimetric finish. San Gold's quality control and assurance program includes the insertion of blanks and standards, the retention of pulps and rejects, and spot checks utilizing independent labs including TSL Laboratories in Saskatoon, SK and Accurassay Laboratories of Thunder Bay, ON. The core lengths are actual lengths as drilled and have not been adjusted for the true width of the mineralized zones.

For further information contact Dale Ginn, CEO of San Gold Corporation, at (204) 794-5818 or investor information at 1-800-321-8564 or visit www.sangoldcorp.com.

FORM 5B
EXPEDITED ACQUISITION FILING FORM

Re: San Gold Corporation (the "Issuer").

Trading Symbol: SGR.

The undersigned hereby certifies the following information in relation to the Expedited Acquisition Filing:

1. The undersigned is a director or senior officer of the Issuer and is duly authorized by the Issuer to make this declaration.

2. The transaction is fully disclosed in a news release dated July 22, 2008.

3. Describe the asset/property to be acquired by the Issuer, including the location of the asset/property. Mining claims located near Timmins, Ontario.

4. Describe the date, parties to and type of agreement (eg: sale or option).

   Option agreement (the "Option Agreement") between the Issuer and John Derweduwen, Larry Gervais and 1571925 Ontario Ltd. (collectively, the "Optionors") dated July 21, 2008.

5. Describe the total security and/or cash consideration and required work commitments for the first year for the transaction.

   The Issuer is required to pay $50,000 to the Optionors on execution of the Option Agreement, $50,000 to the Optionors on or before the first anniversary of the Option Agreement, $50,000 to the Optionors on or before the second anniversary of the Option Agreement and $150,000 on or before the third anniversary of the Option Agreement. The Issuer is also required to issue 20,000 common shares of the Issuer to the Optionors on execution of the Option Agreement, 20,000 common shares to the Optionors on or before the first anniversary of the Option Agreement, 20,000 common shares to the Optionors on or before the second anniversary of the Option Agreement and 60,000 common shares of the Issuer on or before the third anniversary of the Option Agreement. The Issuer is also required to complete exploration expenditures of $450,000 over the three years following the execution of the Option Agreement.

6. Show in tabular form, the names of any parties receiving securities of the Issuer pursuant to the transaction and the number of securities to be issued.

Name of Party (If not an individual, name all Insiders of the Party)	Number and Type of Securities to be Issued	Insider=Y ProGroup=P Not Applicable=N/A
Larry Gervais	52,800 common shares	NA
John Derweduwen	30,000 common shares	NA
1571925 Ontario Ltd.	37,200 common shares	NA

7. The Market Price of the Issuer's Listed Shares at the date of the Price Reservation Form or News Release as applicable: $1.93.

8. The number of issued and outstanding Listed Shares of the Issuer at the date of signing this Expedited Acquisition Filing Form is: 219,982,000.

9. The number of Listed Shares issued pursuant to the Expedited Filing System, including this transaction over the last 6 months, as a percentage of the current issued and outstanding Listed Shares is:

   Acquisition: ≤ 1%.

   Private Placement: None.

10. Provide particulars (including name and address of the finder) of any proposed finder(s)' fee.

    The Issuer proposes to issue 25,000 common shares, in aggregate, to John Boissoneault, 670 Spruce St. North, Timmins, ON, T4N 6T3 in consideration for assisting the Issuer in entering into the Option Agreement and option agreements dated July 18, 2008 and July 15, 2008.

11. The Issuer has taken reasonable steps to ensure that the vendors have good title.

12. There are no Material Changes in the affairs of the Issuer which have not been publicly disclosed.

13. To the knowledge of the Issuer, at the time that an agreement in principle was reached, no other party to the transaction had knowledge of any undisclosed Material Fact or Material Change relating to the Issuer, other than in relation to this transaction.

14. The transaction has been approved by the directors of the Issuer in accordance with corporate law requirements.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in Items 4, 6, and 10, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated July 29, 2008.

____
Signature of authorized signatory

Hugh Wynne
Print name of Signatory

Executive Chairman
Official capacity

RECEIVED
2008 AUG 14 P 1:45

TSX venture EXCHANGE

FORM 5B
EXPEDITED ACQUISITION FILING FORM

Re: San Gold Corporation (the "Issuer").

Trading Symbol: SGR.

The undersigned hereby certifies the following information in relation to the Expedited Acquisition Filing:

1. The undersigned is a director or senior officer of the Issuer and is duly authorized by the Issuer to make this declaration.

2. The transaction is fully disclosed in a news release dated July 22, 2008.

3. Describe the asset/property to be acquired by the Issuer, including the location of the asset/property. Mining claims located near Timmins, Ontario.

4. Describe the date, parties to and type of agreement (eg: sale or option).

   Option agreement (the "Option Agreement") between the Issuer and Pierre C. Robert (the "Optionor") dated July 18, 2008.

5. Describe the total security and/or cash consideration and required work commitments for the first year for the transaction.

   The Issuer is required to pay $25,000 to the Optionor on execution of the Option Agreement, $25,000 to the Optionor on or before the first anniversary of the Option Agreement and $100,000 to the Optionor on or before the second anniversary of the Option Agreement. The Issuer is also required to issue 10,000 common shares of the Issuer to the Optionor on execution of the Option Agreement, 10,000 common shares to the Optionor on or before the first anniversary of the Option Agreement and 80,000 common shares to the Optionor on or before the second anniversary of the Option Agreement. The Issuer is also required to complete exploration expenditures of $450,000 over the three years following the execution of the Option Agreement.

6. Show in tabular form, the names of any parties receiving securities of the Issuer pursuant to the transaction and the number of securities to be issued.

Name of Party (If not an individual, name all Insiders of the Party)	Number and Type of Securities to be Issued	Insider=Y ProGroup=P Not Applicable=N/A
Pierre C. Robert	100,000 common shares	NA

7. The Market Price of the Issuer's Listed Shares at the date of the Price Reservation Form or News Release as applicable: $1.93.

8. The number of issued and outstanding Listed Shares of the Issuer at the date of signing this Expedited Acquisition Filing Form is: 219,982,000.

9. The number of Listed Shares issued pursuant to the Expedited Filing System, including this transaction over the last 6 months, as a percentage of the current issued and outstanding Listed Shares is:

   Acquisition: ≤ 1%.

   Private Placement: None.

10. Provide particulars (including name and address of the finder) of any proposed finder(s)' fee.

    The Issuer proposes to issue 25,000 common shares, in aggregate, to John Boissoneault, 670 Spruce St. North, Timmins, ON, T4N 6T3 in consideration for assisting the Issuer in entering into the Option Agreement and option agreements dated July 15, 2008 and July 21, 2008.

11. The Issuer has taken reasonable steps to ensure that the vendors have good title.

12. There are no Material Changes in the affairs of the Issuer which have not been publicly disclosed.

13. To the knowledge of the Issuer, at the time that an agreement in principle was reached, no other party to the transaction had knowledge of any undisclosed Material Fact or Material Change relating to the Issuer, other than in relation to this transaction.

14. The transaction has been approved by the directors of the Issuer in accordance with corporate law requirements.

15. The transaction fully complies with the Expedited Acquisitions criteria set out in *Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets*.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in Items 4, 6, and 10, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated July 29, 2008.

[signature]
Signature of authorized signatory

Hugh Wynne
Print name of Signatory

Executive Chairman
Official capacity

TSX venture EXCHANGE

FORM 5B
EXPEDITED ACQUISITION FILING FORM

Re: San Gold Corporation (the "Issuer").

Trading Symbol: SGR.

The undersigned hereby certifies the following information in relation to the Expedited Acquisition Filing:

1. The undersigned is a director or senior officer of the Issuer and is duly authorized by the Issuer to make this declaration.

2. The transaction is fully disclosed in a news release dated July 22, 2008.

3. Describe the asset/property to be acquired by the Issuer, including the location of the asset/property. Mining claims located near Timmins, Ontario.

4. Describe the date, parties to and type of agreement (eg: sale or option).

   Option agreement (the "Option Agreement") between the Issuer and Odyssey Explorations Ltd. (the "Optionor") dated July 15, 2008.

5. Describe the total security and/or cash consideration and required work commitments for the first year for the transaction.

   The Issuer is required to pay $25,000 to the Optionor on execution of the Option Agreement, $50,000 to the Optionor on or before the first anniversary of the Option Agreement and $75,000 to the Optionor on or before the second anniversary of the Option Agreement. The Issuer is also required to issue 25,000 common shares of the Issuer to the Optionor on execution of the Option Agreement, 50,000 common shares to the Optionor on or before the first anniversary of the Option Agreement and 75,000 common shares to the Optionor on or before the second anniversary of the Option Agreement. The Issuer is also required to complete exploration expenditures of $750,000 over the three years following the execution of the Option Agreement, with a minimum of $250,000 per year.

6. Show in tabular form, the names of any parties receiving securities of the Issuer pursuant to the transaction and the number of securities to be issued.

Name of Party (If not an individual, name all Insiders of the Party)	Number and Type of Securities to be Issued	Insider=Y ProGroup=P Not Applicable=N/A
Odyssey Exploration Ltd.	150,000 common shares	NA

7. The Market Price of the Issuer's Listed Shares at the date of the Price Reservation Form or News Release as applicable: $1.93.

8. The number of issued and outstanding Listed Shares of the Issuer at the date of signing this Expedited Acquisition Filing Form is: 219,982,000.

9. The number of Listed Shares issued pursuant to the Expedited Filing System, including this transaction over the last 6 months, as a percentage of the current issued and outstanding Listed Shares is:

   Acquisition: ≤ 1%.

   Private Placement: None.

10. Provide particulars (including name and address of the finder) of any proposed finder(s)' fee.

    The Issuer proposes to issue 25,000 common shares, in aggregate, to John Boissoneault, 670 Spruce St. North, Timmins, ON, T4N 6T3 in consideration for assisting the Issuer in entering into the Option Agreement and option agreements dated July 18, 2008 and July 21, 2008.

11. The Issuer has taken reasonable steps to ensure that the vendors have good title.

12. There are no Material Changes in the affairs of the Issuer which have not been publicly disclosed.

13. To the knowledge of the Issuer, at the time that an agreement in principle was reached, no other party to the transaction had knowledge of any undisclosed Material Fact or Material Change relating to the Issuer, other than in relation to this transaction.

14. The transaction has been approved by the directors of the Issuer in accordance with corporate law requirements.

15. The transaction fully complies with the Expedited Acquisitions criteria set out in *Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets.*

15. The transaction fully complies with the Expedited Acquisitions criteria set out in *Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets*.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in Items 4, 6, and 10, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated July 29, 2008.

[signature]
Signature of authorized signatory

Hugh Wynne
Print name of Signatory

Executive Chairman
Official capacity

END